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                              [METLIFE LETTERHEAD]

                                 April 26, 2010

VIA EDGAR

United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

     Re: MetLife Insurance Company of Connecticut ("MetLife" or "Registrant")
         Form S-1 Registration Statement
         Post-Effective Amendment No. 2 under the Securities Act of 1933
         File No. 333-156846

Dear Sir or Madam:

     MetLife has filed Post-Effective Amendment No. 2 under the Securities Act of 1933, as amended, to the above-referenced Registration Statement on Form S-1.

     In connection with this filing, the Registrant acknowledges that:

     1. It is responsible for the adequacy and accuracy of the disclosure in the filing;

     2. Staff comments or changes to disclosure in response to staff comments in the filing reviewed by the staff do not foreclose the Securities and Exchange Commission ("Commission") from taking any action with respect to the filing; and

     3. The Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

                                        Sincerely,


                                        /s/ Bennett Kleinberg
                                        ----------------------------------------
                                        Bennett Kleinberg
                                        Vice President and Senior Actuary